UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of May 2022

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1. Market announcement

ULTRAPAR PARTICIPAÇÕES S.A.

MARKET ANNOUNCEMENT
Update on Extrafarma’s sale process

São Paulo, May 9, 2022 – Ultrapar Participações S.A. (B3: UGPA3; NYSE: UGP, “Ultrapar”) hereby informs that, in addition to the material notice of May 18, 2021 and the market announcement of February 11, 2022, on May 7, 2022, the General Superintendence of the Administrative Council of Economic Defense (“CADE”) issued a reasoned decision recommending the approval of the acquisition of Extrafarma (Imifarma Produtos Farmacêuticos e Cosméticos S.A.) by Pague Menos S.A. (“Transaction”), through the execution of a Merger Control Agreement.

Pursuant to applicable legislation, the Transaction will now be submitted for analysis by the CADE Court, which may definitively decide until September 2, 2022 (considering the maximum legal deadline, including potential extensions) on the recommendations of the General Superintendence, including the terms of the negotiated Merger Control Agreement.

Ultrapar will keep the market and its shareholders duly informed of any relevant updates related to this announcement.

Rodrigo de Almeida Pizzinatto

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2022

ULTRAPAR HOLDING INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Market announcement)